Exhibit 4.1

Excerpt from Written Resolutions of the Directors of the Company dated 10 February 2011 setting out the rights of Preferred Shares

RIGHTS ATTACHED TO THE PREFERRED SHARES

IT WAS NOTED THAT the Company had 781,250 preferred shares, par value $0.000128 (the “Preferred Shares”) all of which are currently unissued, which it proposed to issue an aggregate of 104,571.95 Preferred Shares having the same rights as the ordinary shares save that the Preferred Shares would automatically be converted into ordinary shares on a 1 Preferred Share for 100 ordinary share(s) basis upon the approval of the shareholders of the Company to increase the authorised share capital of the Company from $5,100 to $38,500 with a corresponding increase in the maximum number of ordinary shares that may be issued from 39,062,500 ordinary shares, par value $0.000128, to 100,000,000 ordinary shares, par value $0.000256, and the filing of such approval to increase the authorised share capital with the Registrar of Companies of Cayman Islands.

IT WAS FURTHER NOTED THAT article 12 of the articles of association of the Company (the “Articles”) states (emphasis added):

“Subject to the provisions, if any, in that behalf of the Memorandum of Association or these Articles, and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, all unissued shares in the capital of the Company shall be under the control of the Directors, and the Directors may issue, allot, grant options over, re-designate or dispose of such unissued shares (including fractions of a share) with or without preferred, deferred or other special rights or such restrictions whether in regard to dividend, voting, return of capital or otherwise and in such manner, to such persons and on such terms as the Directors in their absolute discretion think fit.”

IT WAS NOTED THAT the issue of the above Preferred Shares would not prejudice any special rights previously conferred on the holders of existing ordinary shares.

IT WAS RESOLVED that the Preferred Shares be issued with the rights set out above.

ALLOTMENT AND ISSUE OF [PREFERRED] SHARES

IT WAS NOTED THAT as consideration for the acquisition of all of the allotted and issued equity shares of Victor Score held by the shareholders of Victor Score, the Documents called for the allotment and issuance of the Preferred Shares set forth above to Zheng Chuan-Tao.

IT WAS RESOLVED on consummation of the Transaction, an aggregate of 104,571.95 Preferred Shares with the rights set out above shall be allotted and issued to Zheng Chuan-Tao pursuant to the terms of the Documents.